Exhibit 99.1

Gerdau announces investments of R$ 5.8 billion in Minas Gerais

Gerdau and the government of the state of Minas Gerais sign an agreement to expand the mining operations and to install a unit to produce and distribute flat steel products

Gerdau, the leading long steel producer in the Americas and one of the world’s leading suppliers of special long steels, announced today (Nov. 28), jointly with the government of Minas Gerais at an event organized at Palácio Liberdade, investments of R$ 5.8 billion by 2020, which will be mainly used to expand the Company’s iron ore mining operations. This initiative should generate 2,000 direct jobs and 300 indirect jobs in the state. In addition, 9,000 temporary jobs will be created during the construction phase.

With these investments, the Company will expand its annual iron ore processing capacity to 24 million metric tons by 2020. The investments involve the expansion of Ore Treatment Unit 2 (OTM 2), which should be completed by the end of 2016, and the construction of a new unit in this segment (OTM 3) that should begin operating by the end of 2020. The projects will be located in Miguel Burnier (Ouro Preto) and Várzea do Lopes (Itabirito).

Gerdau will also build in the state a unit to produce and distribute flat steel, a segment in which it began production this year with the startup of the rolling mill to produce hot rolled coil at Ouro Branco. The unit, which should start operations in 2016, will produce and distribute products such as plates, strips, coils, beams and tiles.

Gerdau CEO André B. Gerdau Johannpeter said that the partnership with the government of Minas Gerais is fundamental for the realization of these projects, which are expected to add value to the state’s market and to create new opportunities for the region. “By investing R$ 5.8 billion at such a challenging moment for the steel industry, we are reaffirming our belief in the development of Brazil and of Minas Gerais. The decision to invest in Minas underscores the state’s vocation for mining and steel production,” he said.

Today Minas Gerais is one of the key growth platforms in the world for Gerdau, which has industrial facilities in 14 countries. In Minas, Gerdau is the largest steel producer and is present in various municipalities. Two of the Company’s biggest investments ever are in the state: the production of flat steel in Brazil at the Ouro Branco mill and the mining operations.

Ouro Branco, November 28, 2013.

Andre Pires de Oliveira Dias

Executive Vice-President

Investor Relations Officer